UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
 (Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 4951033 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

The corrected table below replaces the corresponding table in the press release filed on August 1, 2013.

	FY 2012	Q2 2013
Product Line	Non-GAAP S&M Expenses (% of total net revenues for the line)	Non-GAAP S&M Expenses (% of total net revenues for the line)
Generic (including API)	19.0%	19.2%
MS	12.6%	12.1%
Specialty (excluding MS)	28.4%	33.6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: August 7, 2013	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer